Mail Stop 6010

      April 4, 2006




Mr. James W. Klingler
Chief Financial Officer
North American Scientific, Inc.
20200 Sunburst Street
Chatsworth CA 91311

	RE:	North American Scientific, Inc.
		Form 10-K for the fiscal year ended October 31, 2005
		Filed January 18, 2006
		File No. 0-26670

Dear Mr. Klingler:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K for the period ending October 31, 2005

Consolidated Statement of Cash Flows, page 70
1. We believe your presentation of cash flows related to discontinued operations is inconsistent with SFAS 95 because you present the combined operating, investing, and financing cash flows of discontinued operations all within the operating cash flow category, rather then classifying discontinued operations cash flows by activity - operating, investing, and financing - as required by SFAS
95, paragraph 26. While we do not believe your presentation complies with SFAS 95, we will not object if you retroactively modify your presentation similar to a change in accounting method (without referring to the correction of an error) provided that you comply with the following:
* You change your presentation to address the points noted above and to comply with SFAS 95 in your next periodic report filed.
* You label either the column heading or the marginal heading as "revised" or "restated." Characterizing the modification as "reclassified" will not suffice.
* You make specific and prominent footnote disclosure to the effect that the company has separately disclosed the operating, investing and financing portions of the cash flows attributable to discontinued operations, which in prior periods were reported on a combined basis as a single amount.
* Since your next periodic report is a Form 10-Q, you quantify and present separate totals of operating, investing and financing cash flows from discontinued operations for the most recently completed three fiscal years.

Note 11. Goodwill and Intangible Assets, page 86

2. We note that you recorded impairment charges for goodwill and intangible assets in the fourth quarter of fiscal year 2005. Please tell us and revise the notes to your financial statements in future filings as follows:
- Discuss in detail the facts and circumstances leading to the goodwill and intangible asset impairment.
- Discuss in detail the significant assumptions used to determine the fair value of the associated reporting unit under SFAS 142.
- Tell us why the charges were recorded in the periods they were and not an earlier period. For example, the specific event that occurred in the fourth quarter that caused the impairments.
- When your impairment charge is significant, such as the impairment charge of $40.2 million in 2005, you should provide more detailed information about the nature, timing, and measurement of and reasons for the impairment charge. You should similarly revise your discussion in MD&A to provide more detailed information.

See paragraphs 46 and 47 of SFAS 142 for further guidance.


Note 16. Commitments and Contingencies, page 92

3. We note your disclosure on page 16 that you have to pay royalty payments to third parties under license agreements. Please revise future filings to disclose these agreements in the notes to the financial statements. If you believe no disclosure is necessary, please explain. Refer to SFAS 5 for guidance.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


      You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-
3554
with any other questions. In this regard, do not hesitate to contact
Martin James, Senior Assistant Chief Accountant, at (202) 551-
3671.


								Sincerely,



								Angela J. Crane
Accounting Branch Chief

James W. Klingler
North American Scientific, Inc.
April 4, 2006
Page 4